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                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   May, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: DIRECTORS DEALINGS
                               ------------------
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AMVESCAP PLC
756260
IMMEDIATE RELEASE  17TH MAY 2001
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942


      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                       2)    NAME OF DIRECTOR

      AMVESCAP PLC                                HUBERT HARRIS
 ...............................................................................
3)    Please state whether                  4)    Name of the registered
      notification indicates                      holder(s) and, if more
      that it is in respect                       than one holder, the
      of holding of the                           number of shares held
      Director named in 2                         by each of them. (If
      above or holding of                         notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN 2                  -
      ABOVE.
 ...............................................................................
5)    Please state whether                  6)    Please state the nature
      notification relates to                     of the transaction and
      a person(s) connected                       the nature and extent of
      with the Director named                     the directors interest
      in 2 above and identify                     in the transaction.
      the connected person(s).

      AS 3 ABOVE                                  EXERCISE OF OPTIONS AND
                                                  SALE OF SHARES.
 ...............................................................................
7)    Number of shares/amount               8)       (0.0032%)
      of stock                                       of issued Class

         25,000
 ...............................................................................
9)    Number of shares/amount               10)       (0.0032%)
      of stock disposed                             of issued Class

          25,000
 ...............................................................................
11)   Class of security                     12)   Price per share

      ORDINARY SHARES                             PURCHASE (pound sterling)2.42
                                                  SALE    (pound sterling)13.30
 ...............................................................................
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 ...............................................................................
13)   Date of transaction                   14)   Date company informed

      17TH MAY 2001                               17TH MAY 2001
 ...............................................................................
15)   Total holding following               16)   Total percentage holding
      this notification                           of issued class following
                                                  this notification

         111,200                                  0.0142%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                         18)   Period during which or
                                                  date on which exercisable

          -                                               -
 ...............................................................................
19)   Total amount paid (if any)            20)   Description of shares or
      for grant of the option                     debentures involved:
                                                  class, number

          -                                             -
 ...............................................................................
21)   Exercise price (if fixed              22)   Total number of shares or
      at time of grant) or                        debentures over which
      indication that price is                    options held following
      to be fixed at time of                      this notification
      exercise

          -                                             -
 ...............................................................................
23)   Any additional information            24)   Name of contact and tele-
                                                  phone number for queries

          -                                       A TULLY
                                                  020 7454 3652
 ...............................................................................
25)   Name and signature of                       ANGELA TULLY
      authorised company                          AMVESCAP PLC
      official responsible                        ASSET COMPANY SECRETARY
      for making this
      notification

      Date of Notification   17TH MAY 2001
 ...............................................................................
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 17th May, 2001                        By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary